May 23, 2019

Michael D. Hershberger
Chief Financial Officer, Secretary, and Treasurer
Health Insurance Innovations, Inc.
15438 N. Florida Avenue
Suite 201
Tampa, Florida 33613

       Re: Health Insurance Innovations, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 14, 2019 and Amended May 7, 2019
           Form 10-Q for the Quarterly Period Ended March 31, 2019 Filed May 7, 2019
           File No. 001-35811

Dear Mr. Hershberger:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 34

1. You characterize "premium equivalents" as representing your "total collections, including the combination of premiums, fees for discount benefit plans, enrollment fees, and third-
       party commissions and referral fees." It is clear that the revenue you recognized after the adoption of ASC 606 includes variable consideration in the form of future payments to be made by your members and excludes the portion related to unrecognized member management performance obligation. Please tell us why it is appropriate to characterize premium equivalents as representing your "total collections" when you apparently include significant uncollected amounts related to the sales and marketing services performance
 Michael D. Hershberger
Health Insurance Innovations, Inc.
May 23, 2019
Page 2
       obligations net of the deferal related to the unrecognized member management performance obligation. In this regard, we note no reconciling item for this net uncollected amount in your reconciliation of premium equivalents to revenues on page 34.
2. Although you identify "expected duration units" as being an important indicator of your expected revenues, you do not describe the metric. It appears from discussion during your earnings conference call for the fourth quarter of 2018 that this metric represents the number of total months you expect to collect premium equivalents from new members enrolled during the period. Please address the following :
         Define for us an "expected duration unit." Confirm whether our understanding of these units is correct.
         Tell us why this metric is an important indicator of your expected revenues when you disclose that approximately 95% of your revenues relate to a point in time recognition and only about 5% is recognized over time.
         Tell us how you intend to disclose significant changes in your estimate of expected duration units from prior periods.
3. Although you identify "constrained lifetime value per submitted application" (LVSA) as a key measure, you do not explain what it is or how it is calculated. Please address the following :
         Tell us how you compute the revenue amounts per submitted application disclosed in the table on page 36. In your response, tell us whether the revenue amount presented represents the total of both performance obligations that you expect to receive consistent with your constrained policy duration estimates.
         Tell us why the number of submitted applications (621,600) in the table on page 36 does not agree with the number of submitted applications (367,600) during the year as disclosed in the table on page 34.
4.     You disclose that the following metrics are non-GAAP financial measures:
         Premium equivalents
         Submitted applications
         Expected duration units
         LVSA
       Please tell us how each of these measures is a non-GAAP measure. In your response tell us your consideration of the guidance in Item 10(e)(4) of Regulation
S-K.
Notes to Consolidated Financial Statements
Note 17: Concentrations of Credit Risk and Significant Customers, page 88

5. Please tell us how your concentration disclosures being based on "total collections" is
FirstName LastNameMichael D. Hershberger
          consistent with the guidance in ASC 280-10-50-42 to disclose information about major
Comapany NameHealth Insurance Innovations, Inc. it does not appear that total collections are customers in terms of revenues. In this regard, May 23, 2019with your revenues after the adoption of ASC 606 given that you record variable in line Page 2
FirstName consideration associated with amounts to be billed/collected in future periods.
          LastName
 Michael D. Hershberger
FirstName LastNameMichael D. Hershberger
Health Insurance Innovations, Inc.
Comapany NameHealth Insurance Innovations, Inc.
May 23, 2019
Page 3
May 23, 2019 Page 3
FirstName LastName
Form 10-Q for the Quarterly Period Ended March 31, 2019

Notes to Condensed Consolidated Financial Statements
Note 9: Income Taxes, page 15

6. You disclose that the adoption of ASC 606 created an opening balance sheet tax liability adjustment, the impact of which is spread over four years starting with 2018. Please address the following:
           Tell us the nature of this adjustment and clarify why it is spread over four years.
           Clarify whether the opening balance sheet you refer to is for fiscal 2018 or 2019. In this regard, we note no mention of this adjustment in your 2018 Form 10-K.
           To the extent you reflect this adjustment in your opening 2019 balance sheet, explain why it was not reflected in 2018 as part of the cumulative effect of adopting ASC 606.
           Explain why this adjustment doubles your effective tax rate in Q1 2019. In this regard, although the impact of adopting ASC 606 may result in additional taxes that are payable over four years, explain why the ongoing effective tax rate is impacted when it appears that the tax impact of adopting ASC 606 should be recorded in deferred tax assets or liabilities upon adoption.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-
3474 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Healthcare & Insurance